

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 25, 2011

<u>Via U.S. Mail</u>

Mr. Mark L. Baum
Chief Executive Officer
Shrink Nanotechnologies, Inc.
4100 Calit2 Bldg
Irvine, CA   92697

      Re: **Shrink Nanotechnologies, Inc.**
               Item 4.02 Form 8-K
               Filed April 19, 2011
               File No. 0-52860

Dear Mr. Baum:

      We have completed our review of your filing and have no further comments at this time.

                Sincerely,

                Kevin L. Vaughn
                Accounting Branch Chief